FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 2, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Divisional performance

The operating profit/(loss)(1) of each division is shown below.

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Operating profit/(loss) before impairment losses by division
UK Retail	605	577	705	1,814	2,160
UK Corporate	615	693	659	1,976	2,075
Wealth	73	76	49	204	187
International Banking	187	194	242	513	715
Ulster Bank	87	78	119	249	306
US Retail & Commercial	244	257	208	622	621

Retail & Commercial	1,811	1,875	1,982	5,378	6,064
Markets	289	270	(353)	1,385	989
Direct Line Group	109	135	123	328	329
Central items	176	(34)	82	32	104

Core	2,385	2,246	1,834	7,123	7,486
Non-Core	(162)	(261)	(296)	(417)	229

Group operating profit before impairment losses	2,223	1,985	1,538	6,706	7,715

Impairment losses/(recoveries) by division
UK Retail	141	140	195	436	597
UK Corporate	247	181	230	604	557
Wealth	8	12	4	30	12
International Banking	12	27	14	74	112
Ulster Bank	329	323	327	1,046	1,057
US Retail & Commercial	21	28	85	68	261

Retail & Commercial	758	711	855	2,258	2,596
Markets	(6)	19	(5)	15	(19)
Central items	-	(2)	4	32	2

Core	752	728	854	2,305	2,579
Non-Core	424	607	682	1,520	3,168

Group impairment losses	1,176	1,335	1,536	3,825	5,747

Note:
(1)
Operating profit/(loss) before own credit adjustments, Asset Protection Scheme, Payment Protection Insurance costs, sovereign debt impairment, amortisation of purchased intangible assets, integration and restructuring costs, (loss)/gain on redemption of own debt, strategic disposals, bonus tax, interest rate hedge adjustments on impaired available-for-sale sovereign debt and RFS Holdings minority interest.

Divisional performance (continued)

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	464	437	510	1,378	1,563
UK Corporate	368	512	429	1,372	1,518
Wealth	65	64	45	174	175
International Banking	175	167	228	439	603
Ulster Bank	(242)	(245)	(208)	(797)	(751)
US Retail & Commercial	223	229	123	554	360

Retail & Commercial	1,053	1,164	1,127	3,120	3,468
Markets	295	251	(348)	1,370	1,008
Direct Line Group	109	135	123	328	329
Central items	176	(32)	78	-	102

Core	1,633	1,518	980	4,818	4,907
Non-Core	(586)	(868)	(978)	(1,937)	(2,939)

Group operating profit	1,047	650	2	2,881	1,968

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	%	%	%	%	%

Net interest margin by division
UK Retail	3.53	3.57	3.94	3.57	4.02
UK Corporate	2.99	3.17	2.98	3.08	3.07
Wealth	3.88	3.69	2.96	3.74	3.18
International Banking	1.70	1.65	1.71	1.65	1.76
Ulster Bank	1.92	1.82	1.96	1.87	1.87
US Retail & Commercial	2.99	3.02	3.08	3.02	3.07

Retail & Commercial	2.92	2.94	2.94	2.92	2.99
Non-Core	0.41	0.24	0.50	0.32	0.69

Group net interest margin	1.94	1.95	1.84	1.93	1.94

	30 September 2012	30 June 2012	31 December 2011
	£bn	£bn	£bn

Total funded assets by division
UK Retail	116.7	116.9	114.5
UK Corporate	111.8	113.7	114.2
Wealth	21.4	21.2	21.6
International Banking	58.4	61.4	69.9
Ulster Bank	30.8	33.1	34.6
US Retail & Commercial	74.2	74.3	74.9
Markets	304.4	302.4	313.9
Other (primarily Group Treasury)	125.1	132.9	139.1

Core	842.8	855.9	882.7
Non-Core	65.1	72.1	93.7

	907.9	928.0	976.4
RFS Holdings minority interest	0.8	0.8	0.8

Total	908.7	928.8	977.2

Divisional performance (continued)

	30 September 2012	30 June 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	47.7	47.4	1%	48.4	(1%)
UK Corporate	82.1	79.4	3%	79.3	4%
Wealth	12.3	12.3	-	12.9	(5%)
International Banking	49.7	46.0	8%	43.2	15%
Ulster Bank	35.1	37.4	(6%)	36.3	(3%)
US Retail & Commercial	56.7	58.5	(3%)	59.3	(4%)

Retail & Commercial	283.6	281.0	1%	279.4	2%
Markets	108.0	107.9	-	120.3	(10%)
Other	13.9	12.7	9%	12.0	16%

Core	405.5	401.6	1%	411.7	(2%)
Non-Core	72.2	82.7	(13%)	93.3	(23%)

Group before benefit of Asset Protection Scheme	477.7	484.3	(1%)	505.0	(5%)
Benefit of Asset Protection Scheme	(48.1)	(52.9)	(9%)	(69.1)	(30%)

Group before RFS Holdings minority interest	429.6	431.4	-	435.9	(1%)
RFS Holdings minority interest	3.3	3.3	-	3.1	6%

Group	432.9	434.7	-	439.0	(1%)

Employee numbers by division (full time equivalents in continuing operations rounded to the nearest hundred)	30 September 2012	30 June 2012	31 December 2011

UK Retail	27,100	27,500	27,700
UK Corporate	13,100	13,100	13,600
Wealth	5,400	5,600	5,700
International Banking	4,600	4,800	5,400
Ulster Bank	4,700	4,500	4,200
US Retail & Commercial	14,600	14,500	15,400

Retail & Commercial	69,500	70,000	72,000
Markets	11,900	12,500	13,900
Direct Line Group	14,700	15,100	14,900
Group Centre	6,800	6,900	6,200

Core	102,900	104,500	107,000
Non-Core	3,300	3,800	4,700

	106,200	108,300	111,700
Business Services	33,300	33,500	34,000
Integration and restructuring	800	1,000	1,100

Group	140,300	142,800	146,800

UK Retail

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	990	988	1,086	2,979	3,270

Net fees and commissions	231	214	259	682	824
Other non-interest income	21	28	33	78	105

Non-interest income	252	242	292	760	929

Total income	1,242	1,230	1,378	3,739	4,199

Direct expenses
- staff	(196)	(210)	(206)	(613)	(639)
- other	(94)	(110)	(102)	(283)	(321)
Indirect expenses	(347)	(333)	(365)	(1,029)	(1,079)

	(637)	(653)	(673)	(1,925)	(2,039)

Operating profit before impairment losses	605	577	705	1,814	2,160
Impairment losses	(141)	(140)	(195)	(436)	(597)

Operating profit	464	437	510	1,378	1,563

Analysis of income by product
Personal advances	230	222	260	688	813
Personal deposits	158	168	236	511	747
Mortgages	598	596	576	1,757	1,700
Cards	218	212	231	649	712
Other	38	32	75	134	227

Total income	1,242	1,230	1,378	3,739	4,199

Analysis of impairments by sector
Mortgages	29	24	34	87	150
Personal	77	84	120	243	321
Cards	35	32	41	106	126

Total impairment losses	141	140	195	436	597

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.1%	0.1%	0.1%	0.1%	0.2%
Personal	3.5%	3.7%	4.7%	3.6%	4.2%
Cards	2.5%	2.3%	2.9%	2.5%	3.0%

Total	0.5%	0.5%	0.7%	0.5%	0.7%

UK Retail (continued)

Key metrics

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011

Performance ratios
Return on equity (1)	23.8%	22.5%	25.0%	23.5%	25.1%
Net interest margin	3.53%	3.57%	3.94%	3.57%	4.02%
Cost:income ratio	51%	53%	49%	51%	49%

	30 September 2012	30 June 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (2)
- mortgages	98.4	98.1	-	95.0	4%
- personal	8.9	9.2	(3%)	10.1	(12%)
- cards	5.6	5.7	(2%)	5.7	(2%)

	112.9	113.0	-	110.8	2%
Customer deposits (2)	105.9	106.5	(1%)	101.9	4%
Assets under management (excluding deposits)	6.1	5.8	5%	5.5	11%
Risk elements in lending (2)	4.6	4.6	-	4.6	-
Loan:deposit ratio (excluding repos)	104%	104%	-	106%	(200bp)
Risk-weighted assets	47.7	47.4	1%	48.4	(1%)

Notes:

(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)
Includes disposal groups: gross loans and advances to customers £7.6 billion (30 June 2012 - £7.5 billion; 31 December 2011 - £7.3 billion), risk elements in lending £0.5 billion (30 June 2012 and 31 December 2011 - £0.5 billion) and customer deposits £8.5 billion (30 June 2012 - £8.6 billion; 31 December 2011 - £8.8 billion).

Key points
UK Retail operating profit increased £27 million or 6%, despite the prevailing weak macroeconomic environment. A strong performance on costs, which fell by £16 million in the quarter, continues to drive long-term benefits.

In Q3 2012, UK Retail welcomed a new chief executive, Ross McEwan, who has reiterated the need to make it 'simple and easy' for customers to bank with us, including ensuring staff have more time to spend with customers. One example of this is the simplification of UK Retail's savings offerings during the quarter, with the number of instant access savings accounts reduced from eleven to one simple product, and total savings products available falling to eight, making it easier for customers to identify the product they need.

The division has also continued to introduce and refresh innovative solutions to provide customers with access to the services and assistance they require as easily as possible. For example, the enhanced functionality of Webchat on the RBS and NatWest online banking platforms allows customers access to a customer advisor, in real-time and direct from their computer, who can answer queries and action basic account services, 24 hours a day.

UK Retail (continued)

Key points (continued)
As an early supporter of the Bank of England's Funding for Lending (FLS) scheme, which banks could draw from since August 2012, UK Retail has successfully launched new mortgages with lower rates, specifically aimed at cutting the cost for first time buyers and reducing rental prices on buy-to-let properties. By the end of September, these mortgages represented c.14% of UK Retail's total mortgage applications in the month and continue on a positive trend.

Q3 2012 compared with Q2 2012

•	Operating profit of £464 million is up 6%, despite economic pressures and continued changes in consumer behaviours, largely driven by a 2% reduction in total costs.

•	The loan to deposit ratio remained stable at 104%.
○ Customer deposits have fallen marginally, with a successful instant access savings campaign more than offset by a large bond maturity in the quarter.
○ Mortgage balances continued to grow in Q3 2012, although the market remained subdued.

•	Income growth remains challenging in the current weak economic, and low interest rate, environment.
○ Net interest margin declined by 4 basis points as improved asset pricing only partially offset the impact of lower rates on current account hedges.
○
Non-interest income increased by £10 million in the quarter, partly reflecting a seasonal increase in transaction volumes. However, persistent changes in customer behaviour continue to put downward pressure on fee income.

•	Costs have fallen by 2% primarily due to lower headcount and an ongoing continued simplification of processes across the business.

•	Impairment losses were broadly flat in Q3 2012, reflecting the continued impact of tightened risk appetite.

•	Risk-weighted assets were broadly flat as credit quality remained stable.

Q3 2012 compared with Q3 2011

•	Operating profit fell by £46 million as a decrease in income of 10% more than offset decreases in costs and impairments.

•	Strong deposit growth drove an improvement in the loan to deposit ratio from 109% to 104%.

•
Net interest income was £96 million lower than Q3 2011, reflecting lower unsecured balances and continued pressure on current account margins partly offset by strong mortgage growth. These combined pressures drove a 41 basis points decline in net interest margin.

•	Non-interest income fell by £40 million, 14%, reflecting lower transactional and overdraft fees, as continued weakness in the economy drives cautious customer behaviour.

•	Costs were 5% lower due to ongoing efficiency savings in discretionary and staff costs.

•	Tightened risk appetite, a shift in asset mix towards mortgage assets, and lower default rates drove a 28% decrease in impairment losses.

UK Corporate

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	729	772	753	2,257	2,334

Net fees and commissions	334	346	353	1,016	1,034
Other non-interest income	75	93	100	277	318

Non-interest income	409	439	453	1,293	1,352

Total income	1,138	1,211	1,206	3,550	3,686

Direct expenses
- staff	(224)	(232)	(221)	(701)	(691)
- other	(91)	(89)	(102)	(265)	(291)
Indirect expenses	(208)	(197)	(224)	(608)	(629)

	(523)	(518)	(547)	(1,574)	(1,611)

Operating profit before impairment losses	615	693	659	1,976	2,075
Impairment losses	(247)	(181)	(230)	(604)	(557)

Operating profit	368	512	429	1,372	1,518

Analysis of income by business
Corporate and commercial lending	613	664	641	1,964	2,020
Asset and invoice finance	176	171	176	509	491
Corporate deposits	141	174	175	481	523
Other	208	202	214	596	652

Total income	1,138	1,211	1,206	3,550	3,686

Analysis of impairments by sector
Financial institutions	8	2	6	12	22
Hotels and restaurants	6	8	22	29	43
Housebuilding and construction	14	79	29	118	76
Manufacturing	20	19	9	39	21
Private sector education, health, social work, recreational and community services	(8)	21	20	35	32
Property	117	34	82	181	151
Wholesale and retail trade, repairs	16	16	24	65	56
Asset and invoice finance	10	11	-	30	24
Other	64	(9)	38	95	132

Total impairment losses	247	181	230	604	557

UK Corporate (continued)

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Financial institutions	0.6%	0.1%	0.4%	0.3%	0.5%
Hotels and restaurants	0.4%	0.5%	1.4%	0.7%	0.9%
Housebuilding and construction	1.6%	9.0%	2.9%	4.5%	2.5%
Manufacturing	1.7%	1.6%	0.8%	1.1%	0.6%
Private sector education, health, social work, recreational and community services	(0.4%)	0.9%	0.9%	0.5%	0.5%
Property	1.8%	0.5%	1.1%	0.9%	0.7%
Wholesale and retail trade, repairs	0.7%	0.7%	1.0%	1.0%	0.8%
Asset and invoice finance	0.4%	0.4%	-	0.4%	0.3%
Other	0.7%	(0.1%)	0.4%	0.4%	0.5%

Total	0.9%	0.7%	0.8%	0.7%	0.7%

Key metrics

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011

Performance ratios
Return on equity (1)	11.9%	16.8%	13.7%	15.0%	15.8%
Net interest margin	2.99%	3.17%	2.98%	3.08%	3.07%
Cost:income ratio	46%	43%	45%	44%	44%

	30 September 2012	30 June 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	111.8	113.7	(2%)	114.2	(2%)
Loans and advances to customers (gross) (2)
- financial institutions	5.1	6.1	(16%)	5.8	(12%)
- hotels and restaurants	5.9	6.1	(3%)	6.1	(3%)
- housebuilding and construction	3.5	3.5	-	3.9	(10%)
- manufacturing	4.7	4.9	(4%)	4.7	-
- private sector education, health, social work, recreational and community services	8.8	8.9	(1%)	8.7	1%
- property	26.0	26.9	(3%)	28.2	(8%)
- wholesale and retail trade, repairs	8.9	8.9	-	8.7	2%
- asset and invoice finance	10.9	10.7	2%	10.4	5%
- other	34.5	34.1	1%	34.2	1%

	108.3	110.1	(2%)	110.7	(2%)

Customer deposits (2)	126.8	127.5	(1%)	126.3	-
Risk elements in lending (2)	5.5	4.9	12%	5.0	10%
Loan:deposit ratio (excluding repos)	84%	85%	(100bp)	86%	(200bp)
Risk-weighted assets	82.1	79.4	3%	79.3	4%

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)
Includes disposal groups: loans and advances to customers £11.7 billion (30 June 2012 - £11.9 billion; 31 December 2011 - £12.2 billion), risk elements in lending £0.9 billion (30 June 2012 - £0.9 billion; 31 December 2011 - £1.0 billion) and customer deposits £12.9 billion (30 June 2012 - £13.1 billion; 31 December 2011- £13.0 billion).

UK Corporate (continued)

Key points
UK Corporate faced a challenging market environment in Q3 2012, with margin pressures, competition for deposits and a small number of single name impairments. The division continued its commitment to supporting the UK economy.

Through the Funding for Lending Scheme (FLS), which launched in Q3 2012, UK Corporate had, by 30 September 2012, supported over 4,300 SMEs with £597 million of allocated funds. Over the full lifetime of the scheme, UK Corporate's SME customers are expected to save £100 million through reduced interest rates and the removal of arrangement fees. Corporate and Institutional Banking is using the FLS to provide targeted support to mid-sized manufacturers where, in some cases, it is reducing interest rates by more than 1%.

Q3 2012 compared with Q2 2012

•	Operating profit decreased by £144 million, 28%, predominantly due to lower income and increased impairments.

•
Net interest income decreased by 6% due to an 18 basis point fall in the net interest margin. This was driven by the non-repeat of income deferral revisions in Q2 2012, deposit margin compression reflecting tightening Libor spreads and increased competition. Loans and advances to customers fell by 2% as a result of the repayment of a small number of specific large corporate loans at the end of the quarter, with SME lending broadly flat. Deposits fell marginally and the loan to deposit ratio was 84%.

•	Non-interest income decreased 7% primarily due to a decline in the fair value of a property-related investment of £25 million.

•	Impairments increased 36%, £66 million, primarily driven by a small number of significant individual corporate cases.

•	Risk-weighted assets increased 3% mainly as a result of regulatory changes to capital models, primarily a slotting approach in the real estate portfolio.

Q3 2012 compared with Q3 2011

•	Operating profit fell by £61 million, 14%, largely reflecting lower income (down £68 million) and increased impairments (up £17 million), partially offset by a £24 million decrease in costs.

•	Net interest income decreased by 3%, primarily driven by deposit margin compression. A 4% fall in lending volumes was broadly offset by improved asset margins.

•	Non-interest income declined by 10%, mainly due to lower Markets revenue share income as volumes remained subdued, as well as the decline in the fair value of a property-related investment.

•	Total costs decreased by 4% due to continued tight control over discretionary spending.

•	Impairments increased by 7% reflecting a small number of significant individual corporate cases in Q3 2012.

•	The loan to deposit ratio improved by 500 basis points to 84%, due to a 2% growth in deposits and a 10% decline in property-related lending.

Wealth

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	185	178	152	542	477

Net fees and commissions	94	90	95	277	286
Other non-interest income	13	35	23	66	61

Non-interest income	107	125	118	343	347

Total income	292	303	270	885	824

Direct expenses
- staff	(104)	(116)	(106)	(337)	(317)
- other	(57)	(56)	(57)	(173)	(152)
Indirect expenses	(58)	(55)	(58)	(171)	(168)

	(219)	(227)	(221)	(681)	(637)

Operating profit before impairment losses	73	76	49	204	187
Impairment losses	(8)	(12)	(4)	(30)	(12)

Operating profit	65	64	45	174	175

Analysis of income
Private banking	237	252	218	726	670
Investments	55	51	52	159	154

Total income	292	303	270	885	824

Key metrics
	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011

Performance ratios
Return on equity (1)	14.3%	13.8%	9.4%	12.5%	12.4%
Net interest margin	3.88%	3.69%	2.96%	3.74%	3.18%
Cost:income ratio	75%	75%	82%	77%	77%

	30 September 2012	30 June 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	8.7	8.6	1%	8.3	5%
- personal	5.5	5.6	(2%)	6.9	(20%)
- other	2.8	2.8	-	1.7	65%

	17.0	17.0	-	16.9	1%
Customer deposits	38.7	38.5	1%	38.2	1%
Assets under management (excluding deposits)	29.5	30.6	(4%)	30.9	(5%)
Risk elements in lending	0.2	0.2	-	0.2	-
Loan:deposit ratio (excluding repos)	44%	44%	-	44%	-
Risk-weighted assets	12.3	12.3	-	12.9	(5%)

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

Wealth (continued)

Key points
Q3 2012 saw a solid performance. Interest margins continued to improve, while costs and impairments fell.

The division made further progress in implementing the refreshed Coutts strategy across all jurisdictions. This included two new appointments to the Board of Coutts & Co Ltd Zurich, who will work closely with senior management on the development of the business and enhancements to the client franchise and product offering, in line with Coutts strategy of growth in the region.

In the UK, Coutts is finalising preparations for the implementation of the Financial Services Authority's Retail Distribution Review regulations by 31 December 2012. Significant work has been undertaken to ensure clients continue to receive the best service and advice based on their specific needs, including the introduction of revised private banker and wealth manager roles and the development of refreshed products to reflect the new advice proposition.

Q3 2012 compared with Q2 2012

•
Operating profit increased by £1 million, 2%, to £65 million in the third quarter. Higher net interest income, lower impairments and the non-repeat of client redress costs in Q2 2012 were partly offset by the non-repeat of the Q2 2012 gain on sale of the Latin American and African business.

•
Income declined by 4% due to a 14% decrease in non-interest income, primarily reflecting the gain of £15 million on sale of the Latin American and African business in Q2 2012. Excluding the gain, income grew by 1% as improved net interest income reflected increases in lending margins.

•
Expenses fell by 4% principally due to the non-recurrence of the Q2 2012 client redress expense following a past business review into the sale of the ALICO Enhanced Variable Rate Fund, announced in November 2011.

•
Client assets and liabilities managed by the division declined 1%. Assets under management declined by £1.1 billion, with £1.5 billion of net outflows of low margin custody assets in international markets only partially offset by favourable market movements of £0.4 billion. Lending and deposit volumes were broadly stable.

•	Impairments were £8 million, down £4 million, reflecting a lower level of specific impairments.

Q3 2012 compared with Q3 2011

•	Operating profit rose 44% principally reflecting strong growth in income.

•
Income increased by 8% driven by strong growth in net interest income as a result of improved lending margins and growth in divisional treasury income. Deposit income increased with a £1.3 billion growth in volumes and a 10 basis points improvement in margins. Non-interest income declined 9% with continued volatile markets subduing client demand for transactions, leading to reduced brokerage and foreign exchange income.

•	Expenses decreased by 1% largely reflecting favourable exchange rate movements, assisted by continued close management of discretionary costs.

•
Client assets and liabilities managed by the division increased by 1%, driven by the increase in deposits. Assets under management declined by 1% as favourable market movements, accounting for £2 billion of the movement, were offset by net new business outflows of low margin custody assets.

International Banking

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	227	234	302	721	906
Non-interest income	308	327	348	917	1,056

Total income	535	561	650	1,638	1,962

Direct expenses
- staff	(132)	(153)	(170)	(472)	(546)
- other	(47)	(47)	(57)	(142)	(175)
Indirect expenses	(169)	(167)	(181)	(511)	(526)

	(348)	(367)	(408)	(1,125)	(1,247)

Operating profit before impairment losses	187	194	242	513	715
Impairment losses	(12)	(27)	(14)	(74)	(112)

Operating profit	175	167	228	439	603

Of which:
Ongoing businesses	171	168	233	452	628
Run-off businesses	4	(1)	(5)	(13)	(25)

Analysis of income by product
Cash management	224	246	241	738	699
Trade finance	76	73	77	221	208
Loan portfolio	228	233	315	658	1,008

Ongoing businesses	528	552	633	1,617	1,915
Run-off businesses	7	9	17	21	47

Total income	535	561	650	1,638	1,962

Analysis of impairments by sector
Manufacturing and infrastructure	2	2	47	21	179
Property and construction	-	7	11	7	17
Transport and storage	-	-	2	(4)	11
Telecommunications, media and technology	-	-	-	9	-
Banks and financial institutions	12	19	(43)	43	(42)
Other	(2)	(1)	(3)	(2)	(53)

Total impairment losses	12	27	14	74	112

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	0.1%	0.2%	0.1%	0.2%	0.2%

International Banking (continued)

Key metrics

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011

Performance ratios (ongoing businesses)
Return on equity (1)	10.3%	10.5%	14.0%	9.5%	12.3%
Net interest margin	1.70%	1.65%	1.71%	1.65%	1.76%
Cost:income ratio	65%	65%	61%	67%	61%

	30 September 2012	30 June 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers	46.7	49.5	(6%)	56.9	(18%)
Loans and advances to banks	5.1	5.1	-	3.4	50%
Securities	2.3	2.4	(4%)	6.0	(62%)
Cash and eligible bills	0.7	0.7	-	0.3	133%
Other	3.6	3.7	(3%)	3.3	9%

Total third party assets (excluding derivatives mark-to-market)	58.4	61.4	(5%)	69.9	(16%)
Customer deposits (excluding repos)	41.7	42.2	(1%)	45.1	(8%)
Bank deposits (excluding repos)	6.5	7.7	(16%)	11.4	(43%)
Risk elements in lending	0.7	0.7	-	1.6	(56%)
Loan:deposit ratio (excluding repos and conduits)	101%	102%	(100bp)	103%	(200bp)
Risk-weighted assets	49.7	46.0	8%	43.2	15%

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Run-off businesses (1)
Total income	7	9	17	21	47
Direct expenses	(3)	(10)	(22)	(34)	(72)

Operating profit/(loss)	4	(1)	(5)	(13)	(25)

Note:

(1)	Run-off businesses consist of the exited corporate finance business.

International Banking (continued)

Key points
International Banking is an integrated, client-focused business, serving clients' financing, risk management, trade finance, payments and cash management needs internationally.

In Q3 2012, International Banking showed solid performance despite ongoing difficult market conditions.

Across the UK and Europe economic growth remained low. Income was negatively affected by margin compression in cash management and a continued deliberate reduction in lending portfolio exposure reflecting actions to improve capital efficiency.

International Banking maintained its focus on cost and capital management to ensure the most efficient use of resources in light of continued regulatory pressure across the industry. Furthermore, management continued to ensure the division's client base has access to the full Markets and International Banking proposition by implementing connectivity initiatives.

Q3 2012 compared with Q2 2012

•	Operating profit was up £8 million, driven primarily by lower costs and lower impairments. Return on equity was 10.3%.

•	Income was down £26 million to £535 million:
○
Cash management decreased by 9%, driven by margin compression as a result of lower rates in the UK and Europe, with Europe affected by the European Central Bank rate cut in July. Deposit levels remained resilient.

○ Trade finance increased 4% mainly due to loan growth in Europe, Middle East and Africa (EMEA) and Asia.

•	Q3 2012 expenses declined by £19 million, reflecting planned headcount reduction following the formation of the International Banking division.

•	Impairments fell by £15 million, largely due to the non-repeat of a single name provision in Q2 2012.

•	Third party assets declined by 5%, with targeted reductions in the lending portfolio aimed at improving capital efficiency.

•
Customer deposits declined marginally, but held up well despite economic pressures and the need to rebuild customer confidence following the Group technology incident in June 2012. The loan to deposit ratio remained solid, improving slightly to 101%.

International Banking (continued)

Key points (continued)

Q3 2012 compared with Q3 2011

•	Operating profit decreased by £53 million as lower income was only partially offset by lower expenses and impairments.

•	Income decreased by 18%:
○
Net interest income was down £75 million primarily as a result of the deliberate reduction in loan portfolio exposures designed to improve capital efficiency. Net interest income from customer deposits also fell due to margin erosion following three European Central Bank rate cuts since Q3 2011 and lower deposit levels.

○ Non-interest income was down £40 million mainly due to negative movements on credit hedging activity within the lending portfolio.

•
Expenses fell by £60 million, largely reflecting planned headcount reduction, tight management of technology and support infrastructure costs and increased focus on the management of discretionary expenses.

•	Third party assets fell by 23%, mainly due to planned loan portfolio reductions of £15 billion.

•	Customer deposits decreased by 8%, reflecting sluggish market conditions and a highly competitive environment.

Ulster Bank

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	163	160	196	488	559

Net fees and commissions	36	35	41	109	114
Other non-interest income	14	11	19	36	48

Non-interest income	50	46	60	145	162

Total income	213	206	256	633	721

Direct expenses
- staff	(53)	(52)	(55)	(157)	(168)
- other	(12)	(11)	(17)	(35)	(52)
Indirect expenses	(61)	(65)	(65)	(192)	(195)

	(126)	(128)	(137)	(384)	(415)

Operating profit before impairment losses	87	78	119	249	306
Impairment losses	(329)	(323)	(327)	(1,046)	(1,057)

Operating loss	(242)	(245)	(208)	(797)	(751)

Analysis of income by business
Corporate	85	88	107	275	337
Retail	93	86	116	267	327
Other	35	32	33	91	57

Total income	213	206	256	633	721

Analysis of impairments by sector
Mortgages	155	141	126	511	437
Corporate
- property	92	61	78	207	241
- other corporate	75	103	111	292	334
Other lending	7	18	12	36	45

Total impairment losses	329	323	327	1,046	1,057

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	3.3%	2.9%	2.4%	3.6%	2.8%
Corporate
- property	8.0%	5.1%	6.1%	6.0%	6.3%
- other corporate	4.1%	5.4%	5.4%	5.3%	5.4%
Other lending	2.2%	5.1%	3.2%	3.7%	4.0%

Total	4.1%	3.9%	3.7%	4.3%	4.0%

Ulster Bank (continued)

Key metrics

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011

Performance ratios
Return on equity (1)	(20.4%)	(19.8%)	(18.3%)	(22.0%)	(23.6%)
Net interest margin	1.92%	1.82%	1.96%	1.87%	1.87%
Cost:income ratio	59%	62%	54%	61%	58%

	30 September 2012	30 June 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	18.9	19.2	(2%)	20.0	(6%)
- corporate
- property	4.6	4.8	(4%)	4.8	(4%)
- other corporate	7.4	7.6	(3%)	7.7	(4%)
- other lending	1.3	1.4	(7%)	1.6	(19%)

	32.2	33.0	(2%)	34.1	(6%)
Customer deposits	20.3	20.6	(1%)	21.8	(7%)
Risk elements in lending
- mortgages	2.9	2.6	12%	2.2	32%
- corporate
- property	1.8	1.4	29%	1.3	38%
- other corporate	2.1	2.0	5%	1.8	17%
- other lending	0.2	0.2	-	0.2	-

Total risk elements in lending	7.0	6.2	13%	5.5	27%
Loan:deposit ratio (excluding repos)	141%	144%	(300bp)	143%	(200bp)
Risk-weighted assets	35.1	37.4	(6%)	36.3	(3%)

Spot exchange rate - €/£	1.256	1.238		1.196

Note:

(1)
Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points
In a challenging macroeconomic environment, in which recovery from the Group technology incident was a primary focus, Ulster Bank delivered improved pre-impairment profit in the quarter.

The deposit market remained competitive and margins continued to be constrained. Customer deposits remained flat on a constant currency basis, with no significant outflows following the Group technology incident, while retail and SME balances increased marginally in the quarter. Ulster Bank remains focused on its deposit gathering and cost management strategy.

Ulster Bank (continued)

Key points (continued)

Q3 2012 compared with Q2 2012

•	Operating profit before impairment losses increased by 12% to £87 million, reflecting higher income and lower expenses. The operating loss of £242 million was marginally lower than Q2 2012.

•
Total income increased by £7 million reflecting a slight improvement in funding conditions coupled with a small uplift in non-interest income. The net interest margin increased by 10 basis points to 1.92%.

•	Expenses decreased by £2 million as cost management remained a central priority.

•
Impairment losses increased marginally, primarily in the residential mortgage portfolio. Mortgage arrears continued to rise as unemployment remained high and affordability issues persisted. This trend was exacerbated by a temporary disruption to collections activity during the Group technology incident in Q2 2012. Corporate risk elements in lending increased by £0.5 billion in the quarter due to a small number of large exposures which were in the course of being restructured in Q3 2012. However, this did not significantly impact impairment losses.

•	Loans to customers fell further as repayments continued to outstrip new lending volumes.

•
Customer deposits remained flat on a constant currency basis, with no significant outflows following the Group technology incident, while retail and SME balances increased marginally in the quarter. The loan to deposit ratio improved by 300 basis points to 141%.

Q3 2012 compared with Q3 2011

•	The operating loss increased by £34 million, with lower income only partly offset by a fall in expenses.

•
Income decreased by 11% on a constant currency basis, driven by lower interest-earning asset volumes and higher costs of funding as customer deposit rates remained elevated despite the falls in market interest rates.

•	Costs decreased by £11 million, with a focus on cost management and a reduction of discretionary spending through a number of cost saving initiatives.

•	Impairment losses remained broadly stable.

•	Loans to customers decreased by 3% on a constant currency basis, reflecting weak customer demand.

•
Customer deposits declined by 8% on a constant currency basis, due to outflows of wholesale balances driven by market volatility and the impact of a rating downgrade in H2 2011. Retail and SME balances remained stable over the period.

US Retail & Commercial (£ Sterling)

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	492	492	482	1,480	1,404

Net fees and commissions	195	195	223	585	642
Other non-interest income	93	128	66	286	201

Non-interest income	288	323	289	871	843

Total income	780	815	771	2,351	2,247

Direct expenses
- staff	(207)	(217)	(210)	(647)	(622)
- other	(128)	(144)	(156)	(388)	(420)
- litigation settlement	-	-	-	(88)	-
Indirect expenses	(201)	(197)	(197)	(606)	(584)

	(536)	(558)	(563)	(1,729)	(1,626)

Operating profit before impairment losses	244	257	208	622	621
Impairment losses	(21)	(28)	(85)	(68)	(261)

Operating profit	223	229	123	554	360

Average exchange rate -US$/£	1.581	1.582	1.611	1.578	1.614

Analysis of income by product
Mortgages and home equity	139	134	119	407	335
Personal lending and cards	101	102	117	302	342
Retail deposits	215	224	238	659	690
Commercial lending	144	151	150	455	436
Commercial deposits	111	113	105	338	306
Other	70	91	42	190	138

Total income	780	815	771	2,351	2,247

Analysis of impairments by sector
Residential mortgages	(5)	(4)	6	(3)	24
Home equity	40	20	32	82	83
Corporate and commercial	(35)	(6)	5	(57)	47
Other consumer	21	17	12	41	40
Securities	-	1	30	5	67

Total impairment losses	21	28	85	68	261

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	(0.3%)	(0.3%)	0.4%	(0.1%)	0.6%
Home equity	1.2%	0.6%	0.9%	0.8%	0.8%
Corporate and commercial	(0.6%)	(0.1%)	0.1%	(0.3%)	0.3%
Other consumer	1.0%	0.8%	0.7%	0.7%	0.9%

Total	0.2%	0.2%	0.4%	0.2%	0.5%

US Retail & Commercial (£ Sterling) (continued)

Key metrics

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011

Performance ratios
Return on equity (1)	9.7%	10.0%	5.8%	8.1%	5.7%
Adjusted return on equity (2)	9.7%	8.3%	5.8%	8.8%	5.7%
Net interest margin	2.99%	3.02%	3.08%	3.02%	3.07%
Cost:income ratio	69%	69%	73%	74%	72%
Adjusted cost:income ratio (2)	69%	72%	73%	71%	72%

	30 September 2012	30 June 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	75.0	75.1	-	75.8	(1%)
Loans and advances to customers (gross)
- residential mortgages	5.9	6.1	(3%)	6.1	(3%)
- home equity	13.6	14.2	(4%)	14.9	(9%)
- corporate and commercial	23.0	23.6	(3%)	22.9	-
- other consumer	8.2	8.3	(1%)	7.7	6%

	50.7	52.2	(3%)	51.6	(2%)
Customer deposits (excluding repos)	59.8	59.2	1%	60.0	-
Bank deposits (excluding repos)	3.8	5.0	(24%)	5.2	(27%)
Risk elements in lending
- retail	0.7	0.6	17%	0.6	17%
- commercial	0.3	0.4	(25%)	0.4	(25%)

Total risk elements in lending	1.0	1.0	-	1.0	-
Loan:deposit ratio (excluding repos)	84%	87%	(300bp)	85%	(100bp)
Risk-weighted assets	56.7	58.5	(3%)	59.3	(4%)

Spot exchange rate - US$/£	1.614	1.569		1.548

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Excludes the litigation settlement in Q1 2012 and net gain on sale of Visa B shares in Q2 2012.

Key points
•	Sterling strengthened relative to the US dollar during the first nine months of 2012, with the spot exchange rate increasing by 4.3% compared with 31 December 2011.

•	Performance is described in full in the US dollar-based financial statements set out on pages 40 and 41.

US Retail & Commercial (US Dollar)

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	$m	$m	$m	$m	$m

Income statement
Net interest income	778	778	776	2,335	2,267

Net fees and commissions	306	309	358	922	1,036
Other non-interest income	149	202	109	453	325

Non-interest income	455	511	467	1,375	1,361

Total income	1,233	1,289	1,243	3,710	3,628

Direct expenses
- staff	(327)	(344)	(340)	(1,021)	(1,005)
- other	(204)	(228)	(250)	(614)	(677)
- litigation settlement	-	-	-	(138)	-
Indirect expenses	(318)	(311)	(318)	(956)	(943)

	(849)	(883)	(908)	(2,729)	(2,625)

Operating profit before impairment losses	384	406	335	981	1,003
Impairment losses	(33)	(43)	(137)	(107)	(422)

Operating profit	351	363	198	874	581

Analysis of income by product
Mortgages and home equity	219	211	192	641	542
Personal lending and cards	160	161	188	477	552
Retail deposits	340	355	384	1,041	1,114
Commercial lending	228	239	241	718	703
Commercial deposits	175	179	169	533	494
Other	111	144	69	300	223

Total income	1,233	1,289	1,243	3,710	3,628

Analysis of impairments by sector
Residential mortgages	(8)	(6)	10	(5)	38
Home equity	64	30	52	129	134
Corporate and commercial	(55)	(9)	8	(89)	75
Other consumer	32	27	19	65	68
Securities	-	1	48	7	107

Total impairment losses	33	43	137	107	422

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	(0.3%)	(0.3%)	0.4%	(0.1%)	0.6%
Home equity	1.2%	0.5%	0.9%	0.8%	0.8%
Corporate and commercial	(0.6%)	(0.1%)	0.1%	(0.3%)	0.3%
Other consumer	1.0%	0.8%	0.7%	0.7%	0.9%

Total	0.2%	0.2%	0.5%	0.2%	0.5%

US Retail & Commercial (US Dollar) (continued)

Key metrics

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011

Performance ratios
Return on equity (1)	9.7%	10.0%	5.8%	8.1%	5.7%
Adjusted return on equity (2)	9.7%	8.3%	5.8%	8.8%	5.7%
Net interest margin	2.99%	3.02%	3.08%	3.02%	3.07%
Cost:income ratio	69%	69%	73%	74%	72%
Adjusted cost:income ratio (2)	69%	72%	73%	71%	72%

	30 September 2012	30 June 2012		31 December 2011
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Total third party assets	121.0	117.8	3%	117.3	3%
Loans and advances to customers (gross)
- residential mortgages	9.5	9.6	(1%)	9.4	1%
- home equity	22.0	22.3	(1%)	23.1	(5%)
- corporate and commercial	37.2	37.0	1%	35.3	5%
- other consumer	13.1	13.1	-	12.0	9%

	81.8	82.0	-	79.8	3%
Customer deposits (excluding repos)	96.6	92.9	4%	92.8	4%
Bank deposits (excluding repos)	6.2	7.8	(21%)	8.0	(23%)
Risk elements in lending
- retail	1.2	1.0	20%	1.0	20%
- commercial	0.5	0.6	(17%)	0.6	(17%)

Total risk elements in lending	1.7	1.6	6%	1.6	6%
Loan:deposit ratio (excluding repos)	84%	87%	(300bp)	85%	(100bp)
Risk-weighted assets	91.6	91.7	-	91.8	-

Notes:
(1)	Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of monthly average of divisional RWAs, adjusted for capital deductions).
(2)	Excludes the litigation settlement in Q1 2012 and net gain on sale of Visa B shares in Q2 2012.

Key points
Q3 2012 was another solid quarter for US Retail & Commercial. Excluding the $62 million net gain on sale of Visa B shares in Q2 2012, operating profit increased a further 17% quarter-on-quarter, largely driven by a decrease in expenses and higher securities gains.

US Retail & Commercial's strategy to focus on core banking products and to compete on service and product capabilities rather than price continued to deliver results. Key customer retention indicators in Consumer Banking, such as penetration in online banking, online bill pay and direct deposits, continued to improve in Q3 2012, while customers continued to rate services such as mobile banking highly compared with peers.

Consumer Banking has also seen benefits from its focus on growing and deepening valued customer relationships, resulting in higher core deposit balances and greater penetration in lending products.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)
Commercial Banking has successfully utilised the growing strength of customer relationships to develop innovative e-marketing campaigns, targeting specific clients and prospects in chosen industries, and providing customers with access to relevant webinars, customer events and economic newsletters based on the business's understanding of their needs.

Commercial Banking has also focused on expanding and improving its Capital Markets and Treasury Solutions businesses throughout 2012.

By the end of Q3, the Capital Markets business was on track to finish 2012 with more than 100 lead roles in syndicate debt underwriting transactions, an increase of over 15% from 2011. In Q3 2012, the Treasury Solutions business improved its customer experience through the launch of accessSETUP™, a secure web interface that will allow safe and efficient exchange of documents in the initiation and implementation phases of cash management services.

Q3 2012 compared with Q2 2012

•
US Retail & Commercial posted an operating profit of $351 million compared with $363 million in the prior quarter. Excluding the $62 million net gain on sale of Visa B shares in Q2 2012, operating profit increased by $50 million, or 17%, largely reflecting higher securities gains of $26 million and lower expenses.

•	Net interest income was in line with the prior quarter although net interest margin decreased by 3 basis points to 2.99% reflecting lower asset yields.

•
Loans and advances were flat, reflecting continued run-off of consumer loan balances due to reduced credit demand and the unwillingness to hold long term fixed rate products, offset by growth in commercial loan volumes.

•	Excluding a gross gain of $75 million on the sale of Visa B shares in Q2 2012, non-interest income was up $19 million, or 4%, largely reflecting higher securities gains.

•
Excluding the $13 million litigation reserve associated with the sale of Visa B shares in Q2 2012, direct expenses were down $28 million, or 5%, driven by lower mortgage servicing rights impairments and the phasing of staff costs.

•	Impairment losses were down $10 million, although the credit environment remained broadly stable in the quarter.

Q3 2012 compared with Q3 2011

•	Operating profit increased to $351 million from $198 million, an increase of $153 million, or 77%, driven by lower impairment losses and expenses.

•
Net interest income was in line with Q3 2011. Consumer loan run-off and lower asset yields reflected prevailing economic conditions, but were offset by targeted commercial loan growth, deposit pricing discipline and lower funding costs.

•	Customer deposits were up 5% with strong growth achieved in checking and money market balances. Consumer checking balances grew by 3% while small business checking balances grew by 8% over the year.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

Q3 2012 compared with Q3 2011 (continued)
•
Non-interest income was down $12 million, or 3%, reflecting lower debit card fees as a result of the Durbin Amendment legislation, and lower deposit fees, partially offset by higher securities gains and strong mortgage banking fees.

•
Total expenses declined by $59 million, or 6%, reflecting a lower mortgage servicing rights impairment, a decline in loan collection costs and the elimination of the Everyday Points rewards programme for consumer debit card customers.

•	Impairment losses declined by $104 million, or 76%, reflecting an improved credit environment as well as lower impairments related to securities.

Markets

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	11	32	(6)	67	56

Net fees and commissions receivable	77	73	153	277	541
Income from trading activities	933	917	281	3,398	3,022
Other operating income (net of related funding costs)	21	44	19	100	104

Non-interest income	1,031	1,034	453	3,775	3,667

Total income	1,042	1,066	447	3,842	3,723

Direct expenses
- staff	(393)	(423)	(406)	(1,360)	(1,609)
- other	(162)	(185)	(195)	(513)	(549)
Indirect expenses	(198)	(188)	(199)	(584)	(576)

	(753)	(796)	(800)	(2,457)	(2,734)

Operating profit/(loss) before impairment losses	289	270	(353)	1,385	989
Impairment recoveries/(losses)	6	(19)	5	(15)	19

Operating profit/(loss)	295	251	(348)	1,370	1,008

Of which:
Ongoing businesses	300	268	(325)	1,429	1,039
Run-off businesses	(5)	(17)	(23)	(59)	(31)

Analysis of income by product
Rates	390	416	42	1,607	1,078
Currencies	173	175	293	594	801
Asset backed products (ABP)	374	378	241	1,179	1,225
Credit markets	186	184	(58)	683	580
Investor products and equity derivatives	76	91	76	290	475

Total income ongoing businesses	1,199	1,244	594	4,353	4,159
Inter-divisional revenue share	(159)	(174)	(178)	(519)	(590)
Run-off businesses	2	(4)	31	8	154

Total income	1,042	1,066	447	3,842	3,723

Memo - Fixed income and currencies
Rates/currencies/ABP/credit markets	1,123	1,153	518	4,063	3,684
Less: primary credit markets	(114)	(132)	(137)	(417)	(554)

Total fixed income and currencies	1,009	1,021	381	3,646	3,130

Markets (continued)

Key metrics

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011

Performance ratios (ongoing businesses)
Return on equity (1)	7.8%	6.8%	(8.2%)	12.0%	8.9%
Cost:income ratio	72%	73%	179%	62%	71%
Compensation ratio (2)	37%	38%	88%	34%	41%

	30 September 2012	30 June 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet (ongoing businesses)
Loans and advances	51.7	53.7	(4%)	61.2	(16%)
Reverse repos	97.5	97.6	-	100.4	(3%)
Securities	97.9	101.7	(4%)	108.1	(9%)
Cash and eligible bills	34.7	26.8	29%	28.1	23%
Other	22.4	22.2	1%	14.8	51%

Total third party assets (excluding derivatives mark-to-market)	304.2	302.0	1%	312.6	(3%)
Customer deposits (excluding repos)	34.3	34.3	-	36.8	(7%)
Bank deposits (excluding repos)	42.9	50.7	(15%)	48.2	(11%)
Net derivative assets (after netting)	21.3	27.5	(23%)	37.0	(42%)
Risk-weighted assets	108.0	107.9	-	120.3	(10%)

Notes:

(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

(2)	Compensation ratio is based on staff costs as a percentage of total income.

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
Run-off businesses (1)	£m	£m	£m	£m	£m

Total income	2	(4)	31	8	154
Direct expenses	(7)	(13)	(54)	(67)	(185)

Operating loss	(5)	(17)	(23)	(59)	(31)

	30 September 2012	30 June 2012	31 December 2011
Run-off businesses (1)	£bn	£bn	£bn

Total third party assets (excluding derivatives mark-to-market)	0.2	0.4	1.3

Note:
(1)	Run-off businesses consist of the exited cash equities, corporate broking and equity capital markets operations.

Markets (continued)

Key points
During Q3 2012, Markets performed creditably in a challenging environment. Client activity was subdued and investors remained cautious, despite market supportive actions by both the US Federal Reserve and the European Central Bank which resulted in a narrowing of credit spreads.

In response to the difficult environment, Markets has continued to focus on managing both risk and costs. The effectiveness of risk management processes were further improved and risk positions mitigated. Headcount fell and the division continued to pursue a rigorous programme of front to back cost reduction.

Q3 2012 compared with Q2 2012

•	Revenues declined by 2% due to continued uncertainty in the Eurozone and subdued client activity. However, the ongoing focus on costs generated an 18% increase in operating profit.

•
Rates' income fell 6% in a low volatility environment. A decline in counterparty exposure management, which had a particularly strong Q2 2012, was partly offset by a strong performance in non-linear trading, as RBS worked with clients to restructure or unwind a number of client positions.

•
Currencies volumes remained weak. Investors were risk averse which limited opportunities in emerging markets. Conversely, the currency options activity had better trading results as a consequence of efficient risk management.

•	Asset-backed products continued to benefit from investors' search for yield, especially in the United States, where the Federal Reserve's stance on quantitative easing sustained the markets.

•
Credit markets continued to stabilise during Q3 2012. Issuance in the EMEA debt capital markets remained difficult and windows of opportunity were narrow. The US market, less affected by uncertainty in the Eurozone, saw some growth in corporate activity.

•	The 5% reduction in total expenses was driven by lower staff costs and the division's continued focus on controlling discretionary expenditure.

•	Third party assets increased slightly due to a higher level of cash held with central banks at the end of the quarter. Excluding cash and eligible bills, third party assets fell by £6 billion.

•	Risk-weighted assets remained flat as continuing regulatory pressures were offset by ongoing mitigation actions.

•	Q3 2012 performance helped drive a strong return on equity of 12% for the first nine months of 2012, largely due to the improved cost position.

Markets (continued)

Key points (continued)

Q3 2012 compared with Q3 2011
•
Revenues increased by £595 million as business performance and the market environment improved. During Q3 2011 both credit spreads and investor confidence deteriorated sharply whereas Q3 2012 has been supported by the actions of the US Federal Reserve and European Central Bank.

	○	Rates benefited from a more stable market environment and more effective risk management. Non-linear trading performed particularly well during Q3 2012.
	○	Flow currencies weakened compared with Q3 2011 reflecting low volumes. The currency options business was lower, but this reflected a strong Q3 2011.
	○	A stronger performance in asset backed products reflected a more sustained market rally than during 2011. Quantitative easing in the US and investors' search for yield supported asset prices.
○
Credit markets incurred significant losses in Q3 2011 on flow credit trading, reflecting the sharp deterioration in the credit environment. More benign credit conditions and a focus on risk management drove improved results in Q3 2012.

•
Staff numbers have fallen significantly as a consequence of both the strategic decision to exit cash equities and origination and a more efficient use of resources in the ongoing business. The compensation ratio of 37% represents a significant improvement from Q3 2011. Lower headcount, combined with the focus on discretionary expenditure, has driven down the overall cost base.

Direct Line Group

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Income statement
Earned premiums	1,013	1,012	1,057	3,045	3,178
Reinsurers' share	(81)	(83)	(67)	(246)	(181)

Net premium income	932	929	990	2,799	2,997
Fees and commissions	(129)	(113)	(83)	(351)	(239)
Instalment income	32	31	35	94	105
Other income	16	14	19	46	81

Total income	851	861	961	2,588	2,944
Net claims	(596)	(576)	(695)	(1,821)	(2,183)

Underwriting profit	255	285	266	767	761

Staff expenses	(88)	(81)	(67)	(248)	(213)
Other expenses	(106)	(81)	(88)	(278)	(254)

Total direct expenses	(194)	(162)	(155)	(526)	(467)
Indirect expenses	-	(61)	(60)	(124)	(170)

	(194)	(223)	(215)	(650)	(637)

Technical result	61	62	51	117	124
Investment income	48	73	72	211	205

Operating profit	109	135	123	328	329

Analysis of income by product
Personal lines motor excluding broker
- own brands	416	409	439	1,236	1,317
- partnerships	31	31	45	93	175
Personal lines home excluding broker
- own brands	116	115	117	347	352
- partnerships	88	94	94	270	282
Personal lines rescue and other excluding broker
- own brands	46	46	43	137	135
- partnerships	42	47	47	131	141
Commercial	82	79	80	240	234
International	79	77	91	240	251
Other (1)	(49)	(37)	5	(106)	57

Total income	851	861	961	2,588	2,944

For the notes to this table refer to page 50.

Direct Line Group (continued)

Key metrics

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011

In-force policies (000s)
Personal lines motor excluding broker
- own brands	3,762	3,816	3,832	3,762	3,832
- partnerships	332	319	388	332	388
Personal lines home excluding broker
- own brands	1,777	1,795	1,832	1,777	1,832
- partnerships	2,514	2,509	2,504	2,514	2,504
Personal lines rescue and other excluding broker
- own brands	1,816	1,798	1,886	1,816	1,886
- partnerships	7,955	7,895	7,714	7,955	7,714
Commercial	466	460	410	466	410
International	1,444	1,441	1,357	1,444	1,357
Other (1)	52	54	44	52	44

Total in-force policies (2)	20,118	20,087	19,967	20,118	19,967

Gross written premium (£m)
Personal lines motor excluding broker
- own brands	400	378	438	1,176	1,236
- partnerships	40	32	36	109	109
Personal lines home excluding broker
- own brands	128	112	133	350	362
- partnerships	139	127	144	402	417
Personal lines rescue and other excluding broker
- own brands	48	45	48	136	134
- partnerships	45	45	48	131	130
Commercial	103	123	101	333	333
International	113	133	125	419	428
Other (1)	(1)	1	4	1	(1)

Total gross written premium	1,015	996	1,077	3,057	3,148

For the notes to this table refer to the following page.

Direct Line Group (continued)

Key metrics (continued)

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011

Performance ratios
Return on tangible equity (3)	12.9%	13.4%	11.0%	10.3%	10.0%
Loss ratio (4)	64%	62%	70%	65%	73%
Commission ratio (5)	14%	12%	8%	13%	8%
Expense ratio (6)	21%	24%	22%	23%	21%
Combined operating ratio (7)	99%	98%	100%	101%	102%

Balance sheet
Total insurance reserves - (£m) (8)	8,112	8,184	7,545	8,112	7,545

Notes:
(1)	'Other' predominantly consists of the personal lines broker business and from Q1 2012 business previously reported in Non-Core.
(2)
Total in-force policies include travel and creditor policies sold through RBS Group. These comprise travel policies included in bank accounts e.g. Royalties Gold Account, and creditor policies sold with bank products including mortgage, loan and card payment protection.

(3)	Return on tangible equity is based on annualised operating profit after tax divided by average tangible equity adjusted for dividend payments.
(4)	Loss ratio is based on net claims divided by net premium income.
(5)	Commission ratio is based on fees and commissions divided by net premium income.
(6)	Expense ratio is based on expenses divided by net premium income.
(7)	Combined operating ratio is the sum of the loss, commission and expense ratios.
(8)	Consists of general and life insurance liabilities, unearned premium reserve and liability adequacy reserve.

Key points
In October 2012 RBS Group sold 520.8 million ordinary shares in Direct Line Group completing a successful initial public offering (IPO). This represented 34.7% of the total share capital, generating gross proceeds of £911 million.

Direct Line Group continues to hold a steady position in a competitive market with stable in-force policies and an operating profit of £328 million for the nine months ended 30 September 2012. Q3 2012 operating profit of £109 million was lower than Q3 2011 as a result of increased financing costs, following successful implementation of balance sheet restructuring, and lower investment returns. This was partially offset by an improved technical result.

The combined operating ratio of 99% in the quarter reflects normal weather and some improvement in expense ratio compared with Q2 2012, partially offset by lower releases from prior year reserves.

Following the renewal and expansion of partnership agreements with Nationwide Building Society and Sainsbury's Bank in H1 2012, Direct Line Group signed an arm's length, five year distribution agreement with RBS Group for the continued provision of general insurance products post divestment. In September, a new marketing campaign was launched for the Direct Line brand further differentiating its service led proposition. These activities reinforce Direct Line Group's multi-brand, multi-product and multi-channel personal lines business model in the UK.

Direct Line Group (continued)

Key points (continued)
During the quarter, Commercial continued to develop its new e-trading platform. This will enable NIG to provide a wider range of Small to Medium Enterprise (SME) products for brokers on an electronic trading platform and drive greater operational efficiency, whilst also significantly improving the broker and customer experience.

International continued to consolidate its position with 1.4 million in-force policies. Gross written premium for the year-to-date was up 5% in local currency on the same period last year. This followed a period of strong growth in 2010 and 2011. International continues to benefit from its multi-channel distribution model including partnerships.

During Q3 2012, agreement was reached on the final level of reserves to be retained by Direct Line Group in respect of the run-off of remaining claims under Tesco Personal Finance policies and finalised certain other matters arising out of the expiration of the distribution arrangements. Following this determination of the reserves, the risks and rewards of the run-off for this line of business was transferred to Direct Line Group.

Direct Line Group continues to focus on reducing operational costs, targeting the delivery of gross annual cost and claims savings of £100 million in 2014 through overall improvements in operational efficiency, continued efforts to simplify its internal organisational structure and better managing its customer acquisition costs.

Investment markets remained challenging with continued low yields. Direct Line Group continues to manage its investment portfolios conservatively, with portfolios composed primarily of investment grade corporate bonds, cash and gilts. At 30 September 2012, exposure to peripheral Eurozone debt was £52 million, less than 1% of the portfolio, comprising non-sovereign debt issued in Ireland, Italy and Spain. During the quarter, Direct Line Group continued to restructure its portfolio through a further purchase of £287 million in corporate bonds and £33 million in property.

Direct Line Group continues to optimise its capital structure with a further dividend of £200 million paid to RBS Group on 3 September 2012, taking the total dividend paid to £1 billion in 2012. Following the IPO, Direct Line Group plans to adopt a progressive dividend policy which will aim to increase dividends annually in real terms. For 2012, the dividend pay-out ratio is expected to be between 50-60% of post tax profits from ongoing operations and a final dividend of two thirds of this amount is expected to be paid in Q2 2013.

Over the last 18 months, a number of regulatory reviews and initiatives have been announced by the UK Government, the Ministry of Justice and the Competition Commission in relation to the motor insurance industry. Direct Line Group is actively engaged with major stakeholders and supports the introduction of a coherent set of reforms. This was reinforced by the recent reversal of an earlier Court of Appeal decision (Simmons v Castle) in relation to the 10% uplift in general damages.

Direct Line Group (continued)

Key points (continued)

Separation update
From 1 July 2012, Direct Line Group has operated on a substantially standalone basis with independent corporate functions and governance, following successful implementation of a comprehensive programme of separation initiatives. During the first nine months of the year these included launching a new corporate identity and the Direct Line Group Board becoming fully compliant with the UK Corporate Governance code following further non-executive director appointments. New contracts of employment have been agreed and issued to staff, independent HR systems have been implemented and an arm's length transitional services agreement has been reached with RBS Group for residual services.

RBS completed the successful initial public offering of Direct Line Group in October 2012, representing another important milestone in RBS's restructuring plan.

Q3 2012 compared with Q2 2012

•	Operating profit of £109 million was £26 million, or 19% lower, as a stable technical result was more than offset by lower investment returns.

•	Gross written premiums of £1,015 million were £19 million higher, driven by seasonality across the products.

•	Total income of £851 million was £10 million, or 1% lower, predominantly due to increased commissions payable relating to business previously reported within Non-Core.

•	Net claims of £596 million were £20 million, or 4% higher, reflecting lower releases of reserves from prior years compared with the prior quarter, partially offset by less severe weather.

•
Total expenses of £194 million were £29 million, or 13% lower than Q2 2012, primarily due to being substantially operationally separate from RBS Group, and the cessation of a period of dual running costs.

•
Investment income of £48 million was £25 million lower as realised gains arising from portfolio management initiatives during Q2 2012 were not repeated in the current quarter. In addition financing costs were higher following a full quarter of interest on the Tier 2 debt issued in Q2 2012.

Q3 2012 compared with Q3 2011

•
Operating profit was £14 million, or 11% lower than Q3 2011 reflecting an improved technical result more than offset by lower investment income, which included £12 million of financing costs relating to the Tier 2 debt issued in Q2 2012.

•
Gross written premiums of £1,015 million were £62 million, or 6% lower than Q3 2011. This was predominantly driven by Motor, due to the impact of de-risking actions taken in 2011 and the continued focus on disciplined underwriting in a competitive market. International was also down, reflecting adverse exchange rate movements.

•
Total income decreased by £110 million as a result of the earn through of lower written premiums, together with significantly higher commissions payable relating to business previously reported in Non-Core.

Direct Line Group (continued)

Key points (continued)

Q3 2012 compared with Q3 2011 (continued)
•
Net claims were £99 million, or 14% lower due to a reduction in volumes, reserve releases and favourable movements relating to business previously reported within Non-Core, which is almost entirely offset within fees and commissions.

•	Expenses decreased by £21 million, or 9%, principally reflecting the move to substantial operational separation from RBS Group in Q3 2012.

•
Investment income was £24 million, or 33% lower reflecting lower yields during 2012, lower realised gains on the portfolio, and the interest payable on the Tier 2 debt issued in Q2 2012. This was partially offset by gains relating to business previously reported in Non-Core.

Central items

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Central items not allocated	176	(32)	78	-	102

Note:
(1)	Costs/charges are denoted by brackets.

Funding and operating costs have been allocated to operating divisions based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

Q3 2012 compared with Q2 2012

•	Central items not allocated represented a credit of £176 million, an improvement of £208 million compared with Q2 2012.

•
The movement was predominantly driven by an increased profit from available-for-sale bond disposals of £325 million, as the Group repositioned its liquidity portfolio, offset by higher unallocated volatility costs in Group Treasury of £95 million. In addition, a further provision of £50 million in respect of the Group technology incident was recorded in Q3 2012 compared with £125 million in Q2 2012.

•	Q3 2012 also included a £75 million reserve for various litigation and legacy conduct issues.

Q3 2012 compared with Q3 2011

•	Central items not allocated represented a credit of £176 million, an improvement of £98 million compared with Q3 2011.

•	The movement was due to increases in available-for-sale bond disposals, partially offset by an increase in unallocated volatility costs and the additional provisions noted above.

Central items (continued)

Technology incident - costs of redress
The following table provides an analysis by division of the estimated costs of redress following the technology incident in June 2012. These costs are included in Central items above and include waiver of interest and other charges together with other compensation payments all of which are reported in expenses.

	Quarter ended
	30 September 2012	30 June 2012	Total
	£m	£m	£m

UK Retail	6	35	41
UK Corporate	(12)	36	24
International Banking	(18)	21	3
Ulster Bank	54	28	82
Group Centre	20	5	25

	50	125	175

During Q3, the Group increased the provision by £50 million, primarily in relation to Ulster Bank (£54 million) partially offset by reductions in UK Corporate and International Banking.

Non-Core

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	86	86	183	287	708

Net fees and commissions	17	29	(85)	77	9
Loss from trading activities	(203)	(131)	(246)	(604)	(314)
Insurance net premium income	-	-	44	-	277
Other operating income
- rental income	73	133	182	374	580
- other (1)	77	(116)	(13)	186	206

Non-interest (loss)/income	(36)	(85)	(118)	33	758

Total income	50	1	65	320	1,466

Direct expenses
- staff	(69)	(80)	(93)	(220)	(293)
- operating lease depreciation	(43)	(69)	(82)	(195)	(256)
- other	(30)	(46)	(62)	(117)	(199)
Indirect expenses	(70)	(67)	(86)	(205)	(233)

	(212)	(262)	(323)	(737)	(981)

Operating (loss)/profit before insurance net claims and impairment losses	(162)	(261)	(258)	(417)	485
Insurance net claims	-	-	(38)	-	(256)
Impairment losses	(424)	(607)	(682)	(1,520)	(3,168)

Operating loss	(586)	(868)	(978)	(1,937)	(2,939)

Note:
(1)
Includes (losses)/gains on disposals (Q3 2012 - £42 million loss; Q2 2012 - £39 million loss; Q3 2011 - £37 million loss; nine months ended 30 September 2012 - £101 million gain; nine months ended 30 September 2011 - £91 million loss).

Non-Core (continued)

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Analysis of income/(loss) by business
Banking and portfolios	91	(117)	233	151	1,607
International businesses	60	76	101	221	319
Markets	(101)	42	(269)	(52)	(460)

Total income	50	1	65	320	1,466

Loss from trading activities
Monoline exposures	21	(63)	(230)	(170)	(427)
Credit derivative product companies	(199)	31	(5)	(206)	(66)
Asset-backed products (1)	17	37	(51)	85	51
Other credit exotics	16	(69)	(7)	(33)	(167)
Equities	1	3	(11)	3	(12)
Banking book hedges	(14)	(22)	73	(36)	35
Other	(45)	(48)	(15)	(247)	272

	(203)	(131)	(246)	(604)	(314)

Impairment losses
Banking and portfolios	433	706	656	1,623	3,119
International businesses	16	14	17	41	52
Markets	(25)	(113)	9	(144)	(3)

Total impairment losses	424	607	682	1,520	3,168

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) (2)
Banking and portfolios	2.8%	4.2%	2.8%	3.6%	4.8%
International businesses	4.5%	3.4%	2.7%	3.9%	3.2%
Markets	0.4%	(4.4%)	(0.4%)	(1.6%)	(4.0%)

Total	2.9%	4.2%	2.8%	3.6%	4.8%

Notes:
(1)	Asset-backed products include super senior asset-backed structures and other asset-backed products.
(2)	Includes disposal groups.

Non-Core (continued)

Key metrics

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011

Performance ratios
Net interest margin	0.41%	0.24%	0.50%	0.32%	0.69%
Cost:income ratio	nm	nm	nm	nm	67%
Adjusted cost:income ratio	nm	nm	nm	nm	81%

	30 September 2012	30 June 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets (excluding derivatives)	65.1	72.1	(10%)	93.7	(31%)
Total third party assets (including derivatives)	72.2	80.6	(10%)	104.7	(31%)
Loans and advances to customers (gross) (1)	61.6	67.7	(9%)	79.4	(22%)
Customer deposits (1)	3.3	2.9	14%	3.5	(6%)
Risk elements in lending (1)	22.0	23.1	(5%)	24.0	(8%)
Risk-weighted assets	72.2	82.7	(13%)	93.3	(23%)

nm = not meaningful

Note:
(1)	Excludes disposal groups.

	30 September 2012	30 June 2012	31 December 2011
	£bn	£bn	£bn

Gross customer loans and advances
Banking and portfolios	60.4	66.3	77.3
International businesses	1.2	1.4	2.0
Markets	-	-	0.1

	61.6	67.7	79.4

Risk-weighted assets
Banking and portfolios	60.5	64.4	64.8
International businesses	2.7	2.9	4.1
Markets	9.0	15.4	24.4

	72.2	82.7	93.3

Third party assets (excluding derivatives)
Banking and portfolios	57.6	63.5	81.3
International businesses	1.9	2.2	2.9
Markets	5.6	6.4	9.5

	65.1	72.1	93.7

Non-Core (continued)

Third party assets (excluding derivatives)

	30 June 2012	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 September 2012
Quarter ended 30 September 2012	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	26.9	(0.9)	(0.4)	-	(0.4)	(0.2)	25.0
Corporate	32.8	(2.7)	(1.1)	0.4	-	(0.4)	29.0
SME	1.6	(0.2)	(0.1)	-	-	-	1.3
Retail	4.0	(0.1)	-	-	-	(0.1)	3.8
Other	0.4	-	-	-	-	-	0.4
Markets	6.4	(0.2)	(0.6)	0.1	-	(0.1)	5.6

Total (excluding derivatives)	72.1	(4.1)	(2.2)	0.5	(0.4)	(0.8)	65.1

	31 March 2012	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 June 2012
Quarter ended 30 June 2012	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	29.1	(1.2)	(0.2)	-	(0.4)	(0.4)	26.9
Corporate	40.1	(1.7)	(5.9)	0.5	(0.2)	-	32.8
SME	1.9	(0.3)	(0.1)	0.1	-	-	1.6
Retail	4.2	(0.3)	-	0.1	(0.1)	0.1	4.0
Other	0.6	(0.2)	-	-	-	-	0.4
Markets	7.4	(0.7)	(0.5)	-	0.1	0.1	6.4

Total (excluding derivatives)	83.3	(4.4)	(6.7)	0.7	(0.6)	(0.2)	72.1

	30 June 2011	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 September 2011
Quarter ended 30 September 2011	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	36.6	0.3	(0.6)	0.2	(0.5)	(0.7)	35.3
Corporate	50.4	(2.4)	(1.3)	0.5	-	(0.3)	46.9
SME	2.7	(0.3)	-	-	-	-	2.4
Retail	8.0	(0.3)	(0.3)	-	(0.1)	0.1	7.4
Other	2.3	(0.4)	-	-	-	-	1.9
Markets	11.5	(0.9)	(0.4)	0.6	-	0.1	10.9

Total (excluding derivatives)	111.5	(4.0)	(2.6)	1.3	(0.6)	(0.8)	104.8
Markets - RBS Sempra Commodities JV	1.1	-	(0.8)	-	-	-	0.3

Total (1)	112.6	(4.0)	(3.4)	1.3	(0.6)	(0.8)	105.1

Note:
(1)	Disposals of £0.2 billion have been signed as at 30 September 2012 but are pending completion (30 June 2012 - nil; 30 September 2011 - £1 billion).

Non-Core (continued)

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Impairment losses by donating division and sector

UK Retail
Mortgages	-	-	1	-	5
Personal	1	1	1	4	1

Total UK Retail	1	1	2	4	6

UK Corporate
Manufacturing and infrastructure	4	7	3	18	50
Property and construction	2	23	92	80	141
Transport	-	16	-	14	46
Financial institutions	(13)	(3)	-	(15)	4
Lombard	11	12	12	33	55
Other	37	11	18	54	75

Total UK Corporate	41	66	125	184	371

Ulster Bank
Commercial real estate
- investment	61	52	74	197	458
- development	93	120	162	355	1,475
Other corporate	10	17	45	61	158
Other EMEA	-	2	2	6	13

Total Ulster Bank	164	191	283	619	2,104

US Retail & Commercial
Auto and consumer	10	11	14	30	51
Cards	(1)	(1)	-	3	(10)
SBO/home equity	46	44	57	108	168
Residential mortgages	10	4	4	17	14
Commercial real estate	(9)	2	(4)	(10)	26
Commercial and other	(8)	(3)	(1)	(15)	(10)

Total US Retail & Commercial	48	57	70	133	239

International Banking
Manufacturing and infrastructure	(5)	(1)	23	-	15
Property and construction	205	236	189	527	511
Transport	1	134	(6)	148	(13)
Telecoms, media and technology	-	11	27	27	50
Banks and financial institutions	(19)	(102)	(29)	(133)	(67)
Other	(13)	14	(1)	10	(48)

Total International Banking	169	292	203	579	448

Other
Wealth	1	1	1	1	1
Central items	-	(1)	(2)	-	(1)

Total Other	1	-	(1)	1	-

Total impairment losses	424	607	682	1,520	3,168

Non-Core (continued)

	30 September 2012	30 June 2012	31 December 2011
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector

UK Retail
Mortgages	-	-	1.4
Personal	0.1	0.1	0.1

Total UK Retail	0.1	0.1	1.5

UK Corporate
Manufacturing and infrastructure	0.1	0.1	0.1
Property and construction	3.9	4.3	5.9
Transport	4.0	4.1	4.5
Financial institutions	0.4	0.6	0.6
Lombard	0.5	0.7	1.0
Other	4.6	6.9	7.5

Total UK Corporate	13.5	16.7	19.6

Ulster Bank
Commercial real estate
- investment	3.5	3.7	3.9
- development	7.6	7.7	8.5
Other corporate	1.6	1.6	1.6
Other EMEA	0.3	0.4	0.4

Total Ulster Bank	13.0	13.4	14.4

US Retail & Commercial
Auto and consumer	0.6	0.6	0.8
Cards	0.1	0.1	0.1
SBO/home equity	2.2	2.3	2.5
Residential mortgages	0.5	0.5	0.6
Commercial real estate	0.6	0.7	1.0
Commercial and other	-	0.2	0.4

Total US Retail & Commercial	4.0	4.4	5.4

International Banking
Manufacturing and infrastructure	4.0	5.4	6.6
Property and construction	13.2	14.3	15.3
Transport	1.9	2.0	3.2
Telecoms, media and technology	1.2	0.7	0.7
Banks and financial institutions	5.3	5.3	5.6
Other	5.4	5.4	7.0

Total International Banking	31.0	33.1	38.4

Other
Wealth	0.2	0.2	0.2
Central items	(0.2)	(0.2)	(0.2)

Total Other	-	-	-

Gross loans and advances to customers (excluding reverse repurchase agreements)	61.6	67.7	79.3

Non-Core (continued)

Key points
Non-Core remains on target to reach its third party asset objective of c£40 billion, a reduction of approximately 85% of its original portfolio, by the end of 2013. Third party assets fell to £65 billion, a reduction of £7 billion during the quarter and an overall reduction of 75% from commencement.

Risk-weighted assets decreased by £11 billion during Q3 2012 due to sales, run-off and active reductions in derivative exposures.

Market conditions in the quarter were favourable, with resulting improvements in asset prices and tightening of credit spreads.

Q3 2012 compared with Q2 2012
·	Third party assets fell by £7 billion to £65 billion, driven by run-off of £4 billion and sales of £2 billion.

·
Risk-weighted assets fell by £11 billion to £72 billion. The main drivers were lower market risk, through active reductions in derivative exposures,

and assets moving into default. Further risk-weighted asset mitigation from sales and run-off was partly offset by credit model changes.

·
Non-Core operating losses decreased by £282 million to £586 million, due to lower impairments, fair value movements and reductions in costs, partially offset by lower rental income following the sale of RBS Aviation Capital in Q2 2012, and higher trading losses. Trading losses increased by £72 million to £203 million due to an increase in restructuring and de-risking activities within the Markets portfolio.

·	Impairment losses fell by £183 million during Q3 2012 largely due to the non-repeat of a significant provision in the Project Finance portfolio in Q2 2012.

·	Other income increased by £193 million in Q3 2012 principally due to positive fair value adjustments in Q3 2012 compared with negative fair value adjustments in Q2 2012.

·
Costs fell by £50 million as headcount continues to reduce in line with the rundown of the division, and significantly lower operating lease depreciation following the disposal of RBS Aviation Capital in Q2 2012.

Q3 2012 compared with Q3 2011
·	Third party assets declined by £40 billion, 38%, principally reflecting sales of £21 billion and run-off of £13 billion.

·
Risk-weighted assets have reduced by £46 billion to £72 billion. Continued sales and run-off including the sale of RBS Aviation Capital were the primary drivers of the reduction, combined with lower market risk through active reductions in derivative exposures

·
The Q3 2012 operating loss of £586 million was a £392 million improvement from Q3 2011 largely due to more favourable market conditions, lower impairments (£258 million improvement), and a reduction in costs. In line with ongoing disposal and run-off activity, net interest income continued to decline.

·
Since Q3 2011, headcount has reduced by approximately 2,000 (37%) reflecting business and country exits and run-down. Costs reduced by £111 million principally due to headcount attrition and reduced operating lease depreciation following the disposal of RBS Aviation Capital in Q2 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 November 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary